SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

Investor Contacts investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +5266-7758-5838 vfueyo@homex.com.mx

Press Release

Culiacán, Sinaloa, Mexico, March 29th, 2010— Desarrolladora Homex, S.A.B. de C.V. [NYSE:HXM, BMV:HOMEX],  through its subsidiary Homex India Private Limited (Homex or the Company)  and Puravankara Projects Limited (Puravankara) announced today the signing of a Memorandum of Understanding through which the companies have established the rules for  a non – exclusive Joint Venture company to undertake projects in the affordable entry-level housing segment. The first project of the Company is expected to be in the metro area of Chennai, in South India.

Commenting on the signing of the Memorandum of Understanding, Gerardo de Nicolas, Homex’s Chief Executive Officer, said, “We are enthusiastic about this relationship with Puravankara as it represents an important growth opportunity for Homex in India.  Our plan has been to cautiously assess opportunities to replicate our proven business model in other populous countries where the housing market is underserved.  At the same time, we are confident in the success of our relationship with Puravankara, as it has a track record of 35 years  in the housing market in India and an inventory of suitable permitted land that will allow us to start our first pilot project with a reduced investment. We will be adding our expertise and business model to what we both feel is a strong business opportunity in India’s affordable, entry-level market.”

Ravi Puravankara, Puravankara’s Projects Limited Chairman and Managing Director, expressing confidence about the new partnership said, “We look forward to this exciting opportunity that the JV represents. There is a huge requirement in India for affordable entry-level housing to be built across the Country, and with  the expertise and proven business model of Homex and Puravankara’s track record and experience in Indian housing, we feel confident that through this  combination of skills and market understanding -which is unparalleled in India- , we can become industry leaders in this segment. “

About Puravankara

The Puravankara Group with about 35 years of excellence in the upper end of the housing sector across various regions of the Country has projects in Bangalore, Chennai, Kochi, Coimbatore, Hyderabad, Mysore and Colombo. The Group also has an important presence in Dubai in the UAE and business representatives in the United Kingdom and the United States. With a land bank of over 125 million sq ft, the Group has above 20 million sq ft of residential and commercial space currently under construction. Included in this, are the on-going residential projects, which amount to 19.13 million sq ft, comprising 13,355 homes.

Further information on the Company is available on its website: www.puravankara.com.

About Homex

Desarrolladora Homex, S.A.B de C.V. is the industry leading home developer specializing in building communities for the affordable entry-level and low middle-income housing markets, in addition to building tourism developments through their HXMTD division. The company was founded 20 years ago and has built over 160 communities in 34 cities in 21 different states in Mexico. The company is one of the most geographically diverse homebuilders in the country and a leader in the most important local markets. Based on income, number of homes sold, and net profits, Homex is the fastest growing developer in Mexico. The company is listed on the Mexican Stock Exchange (BMV) and on New York Stock Exchange (NYSE), and is the only company belonging to the OECD’s Latin American Corporate Governance Roundtable. For more information, please visit www.homex.com.mx.

Puravankara contact: Ms.Kalyani Sarkar Tel.: +91 80 25599000 Email: kalyani@puravankara.com	Homex contact: Ms. Vania Fueyo (Mx) Tel: +55 667 7585838 Email:vfueyo@homex.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 29, 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer